C. Thomas Hopkins T: +1 310 883 6417 thopkins@cooley.com	By EDGAR

April 26, 2021

Cara Wirth

Erin Jaskot

Aamira Chaudhry

Theresa Brillant

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Honest Company, Inc.

Registration Statement on Form S-1

Filed April 9, 2021

File No. 333-255150

Dear Mses. Wirth, Jaskot, Chaudhry and Brillant:

On behalf of The Honest Company, Inc. (the “Honest Company” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 16, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on April 9, 2021 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Registration Statement on Form S-1 filed April 9, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

1.

We note your response to prior comment 7. Please tell us the impact Butterblu’s financial position is expected to have on your baby apparel offerings on your website, including whether you plan to continue to offer the products. Additionally, please disclose that no royalties have been collected in connection with the agreement and the reason why.

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: (310) 883-6400 f: (310) 883-6500 cooley.com

April 26, 2021

Page Two

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s baby apparel offerings are operated independently by Butterblu through the honestbabyclothing.com website, and such offerings are not currently material to the Company’s business and are not expected to be material in the future. The Company has no current plans to change these offerings. If the Company’s partnership with Butterblu were to terminate or if Butterblu cannot perform its obligations under the agreement, the Company would no longer be able to offer such products through Butterblu and would assess whether it would be desirable to continue to offer these products at all. If the Company determined it would want to continue to offer these products, the Company believes that several other providers could provide it with services that are substantially similar to those that it currently receives from Butterblu.

In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 2.

* * *

Please contact me at (310) 883-6417, Nicole Brookshire at (212) 479-6157, Siana Lowrey at (415) 693-2150 or Sara Semnani at (310) 883-6467 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ C. Thomas Hopkins

C. Thomas Hopkins

cc:	Nikolaos Vlahos, Chief Executive Officer, The Honest Company Inc.

Kelly Kennedy, Chief Financial Officer, The Honest Company, Inc.

Brendan Sheehey, VP, General Counsel, The Honest Company, Inc.

Nicole Brookshire, Cooley LLP

Siana Lowrey, Cooley LLP

Sara Semnani, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: (310) 883-6400 f: (310) 883-6500 cooley.com